FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of July, 2003

                         Commission File Number: 1-15102

                      Embraer - Brazilian Aviation Company
                 (Translation of registrant's name into English)

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.
                         Av. Brigadeiro Faria Lima, 2170
                12227-901 Sao Jose dos Campos, Sao Paulo, Brazil
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F: Form 20-F X    Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes      No   X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-14018) as amended, filed by Embraer
- Empresa Brasileira de Aeronautica S.A. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Embraer
- Empresa Brasileira de Aeronautica S.A. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          EMBRAER - EMPRESA BRASILEIRA DE
                                          AERONAUTICA S.A.



Dated: July 3, 2003                       By:        /s/ CARLOS ROCHA VILLELA
                                             ---------------------------------
                                             Name:   Carlos Rocha Villela
                                             Title:  General Counsel

                                  EXHIBIT INDEX
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1. One copy of the Company's Press Release dated July 2, 2003. (Please note that the table on page 2 of the attached press release summarizing the commercial aircraft sales order book at June 30, 2003 does not include 352 EMB 120 Brasilia aircraft that were ordered and delivered prior to December 31, 2002.)